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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-X

           APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

GENERAL INSTRUCTIONS

     A. Name of issuer or person filing ("Filer"): UKRAINE ISSUANCE PLC

     B. (1)  This is [check one]

        [X]  an original filing for the Filer

        [_]  an amended filing for the Filer

     C. Identify the filing in conjunction with which this Form is being filed:

          Name of registrant UKRAINE ISSUANCE PLC

          Form type FORM CB

          File Number (if known) N/A

          Filed by UKRAINE ISSUANCE PLC

          Date Filed (if filed concurrently, so indicate) July 2, 2009 (Concurrently)

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     D. The Filer is incorporated or organized under the laws of ENGLAND AND
WALES and has its principal place of business at:

35 GREAT ST. HELEN'S, LONDON, ENGLAND
EC3A 6AP, +44(0)207 398 6300

     E. The Filer designates and appoints CT CORPORATIONS SYSTEM ("Agent") located at 111 EIGTH AVENUE, 13th FLOOR, NEW YORK NY 10011, USA at
+1 212 590 9330 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

     (a) any investigation or administrative proceeding conducted by the Commission; and

     (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on 1 July 2009 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.


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     F. Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to Form CB with which this Form F-X is being filed.

Each filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

     G. Each person filing this Form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB, the securities to which the Form CB relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of LONDON Country of ENGLAND this 30 day of JUNE, 2009.

                                       DEBRA PARSALL
                                       PER PRO SFM DIRECTORS LIMITED


                                       /s/ Debra Parsall
UKRAINE ISSUANCE PLC                   -----------------------------------------
Filer:                                 By: (Signature and Tile) AS DIRECTOR

This statement has been signed by the following persons in the capacities and on the dates indicated.


/s/ Melissa Fox
------------------------------------
(Signature)

                                           Melissa Fox
CT Corporation                         Assistant Secretary
(Title)

6/30/09
(Date)


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